*FOIA Confidential Treatment Request*
Confidential Treatment Requested by Allos
Therapeutics, Inc. in connection with Annual
Report on Form 10-K for the Fiscal Year Ended
December 31, 2010 and Quarterly Report on Form 10-Q for the Fiscal
Quarter Ended September 30, 2011
(File No. 000-28298)
ALTH-0001

March 14, 2012

Jim B. Rosenberg

Sasha Parikh

Gus Rodriguez

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Re:                                   Allos Therapeutics, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed on March 3, 2011

Form 10-Q for the Quarterly Period Ended September 30, 2011

Filed on November 3, 2011

File No. 000-29815

Ladies and Gentlemen:

In a letter dated January 18, 2012, Allos Therapeutics, Inc. (the “Company”) responded to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 23, 2011 (the “Comment Letter”) regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (the “2010 Annual Report”) and the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2011 (the “Quarterly Report”). On February 10, 2012, the Company received additional comments orally from the Staff (the “Initial Additional Comments”) to which the Company responded on February 22, 2012. On February 24, 2012, the Company received further additional comments orally from the Staff (the “Second Additional Comments”) and the Company responded on March 5, 2012. After discussions with the Staff on March 7, 8 and 9, 2012, the Company received further comments by letter dated March 12, 2012 (the “Third Additional Comment Letter”). The Company is pleased to respond to the Third Additional Comment Letter.  The text below has been incorporated from the Third Additional Comment Letter for convenience.

Prior to responding to the comments in the Third Additional Comment Letter, the Company believes the following background description of the Company’s business and collaboration with Mundipharma International Corporation Limited, or Mundipharma, will provide important information concerning the specific facts and circumstances supporting the Company’s accounting for the Mundipharma arrangement:

Background

The Company is a biopharmaceutical company focused on the development and commercialization of FOLOTYN® (pralatrexate injection), a folate analogue metabolic inhibitor.  The Company operates a single business segment and FOLOTYN is the Company’s only product.

[*] CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

*FOIA Confidential Treatment Request*

Confidential Treatment Requested by Allos

Therapeutics, Inc. in connection with Annual

Report on Form 10-K for the Fiscal Year Ended

December 31, 2010 and Quarterly Report on Form 10-Q for the Fiscal

Quarter Ended September 30, 2011

(File No. 000-28298)

ALTH-0002

United States

In September 2009, the U.S. Food and Drug Administration, or FDA, granted accelerated approval of FOLOTYN for use as a single agent for the treatment of patients with relapsed or refractory peripheral T-cell lymphoma, or PTCL. In connection with the accelerated approval, the Company is required to conduct the following post-approval studies that are intended to confirm FOLOTYN’s clinical benefit in patients with T-cell lymphoma and to determine whether FOLOTYN poses a serious risk of altered drug levels resulting from organ impairment (the “FDA Post-Approval Studies”):

•                  PDX-017: A Phase 3, international, multi-center, randomized clinical study of sequential FOLOTYN versus observation in patients with newly diagnosed aggressive PTCL who have responded following initial treatment with chemotherapy based on CHOP. The Company initiated this study in August 2011, and has agreed to submit the results of this study to the FDA by June 30, 2017.

•                  P3-CTCL: A Phase 3, international, multi-center, randomized clinical study comparing FOLOTYN in combination with systemic bexarotene versus systemic bexarotene alone in patients with cutaneous T-cell lymphoma, or CTCL, who are refractory to at least one prior systemic therapy. The Company plans to initiate this study following the completion of PDX-018 (described below), and has agreed to submit the results of this study to the FDA by September 30, 2015.

•                  PDX-018: As a precursor to P3-CTCL, the Company is required to conduct a Phase 1 study to determine the maximum tolerated dose, or MTD, of the combination of FOLOTYN and bexarotene in patients with relapsed or refractory CTCL.  The Company initiated this Phase 1 study in 2010 and expects to complete the study in 2012.

•                  PDX-019: A Phase 1 clinical study to evaluate the pharmacokinetics of FOLOTYN in relapsed or refractory advanced solid tumor or advanced lymphoma patients (B-cell, T-cell and Hodgkin lymphoma) with mild to severe renal impairment.  The Company initiated this study in 2011, and has agreed to submit the results of this study to the FDA by January 31, 2013.

•                  PDX-016: A Phase 1 mass balance clinical study to evaluate the excretion and metabolic profile of FOLOTYN.  The Company initiated this study in 2011, and has agreed to submit the results of this study to the FDA by July 31, 2013.

Failure to complete these FDA Post-Approval Studies or adhere to the timelines set by the FDA could result in penalties, including fines or withdrawal of FOLOTYN from the market, unless the Company is able to demonstrate good cause for not completing these studies or adhering to the timelines.

The Company began making FOLOTYN available for commercial sale in the United States in October 2009 and commenced the commercial launch of FOLOTYN in January 2010.  The Company has established a commercial organization, including sales, marketing, supply chain management and reimbursement capabilities, to commercialize FOLOTYN in the United States.

Europe

In December 2010, the European Medicines Agency, or EMA, accepted the Company’s Marketing Authorisation Application, or MAA, for review.  The MAA is seeking conditional approval in Europe to market FOLOTYN for the treatment of patients with relapsed or refractory PTCL, and is based on the clinical data from the Company’s PROPEL trial that was completed in 2009.  Prior to submitting the MAA, the Company was required to agree to a Pediatric Investigational Plan, or PIP, with the EMA’s Pediatric Committee.  The PIP includes the proposed

[*] CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

*FOIA Confidential Treatment Request*

Confidential Treatment Requested by Allos

Therapeutics, Inc. in connection with Annual

Report on Form 10-K for the Fiscal Year Ended

December 31, 2010 and Quarterly Report on Form 10-Q for the Fiscal

Quarter Ended September 30, 2011

(File No. 000-28298)

ALTH-0003

design of the following clinical studies to be conducted to assess the safety and efficacy of FOLOTYN in children (the “EMA Pediatric Studies”):

•                  PDX-021: A Phase 1/2 dose-finding study to determine the MTD and evaluate the safety of a single high dose of FOLOTYN with leucovorin rescue in pediatric patients with relapsed or refractory non-Hodgkin lymphoma subtypes.  This study could enroll a total of 36 patients.  The initiation of this study has been deferred pending completion of the EMA’s review of the MAA.

•                  PDX-RR: A randomized study of FOLOTYN followed by ICE, RICE or European ALCL consortium regimens compared to ICE, RICE or European ALCL consortium regimens alone in pediatric patients with relapsed or refractory non-Hodgkin lymphoma subtypes.  The initiation of the study is contingent on the successful completion of PDX-021 and determination of the MTD of FOLOTYN in this patient population.

•                  PDX-IT: A Phase 1 dose-finding study of intrathecal FOLOTYN in pediatric patients with relapsed or refractory non-Hodgkin lymphoma subtypes.  The initiation of this study is contingent on the successful completion of a preclinical pharmacokinetic and toxicology study of FOLOTYN in non-human primates, which the Company has agreed to initiate by March 2015 and complete by March 2016.

In January 2012, the EMA’s Committee for Medicinal Products for Human Use, or CHMP, issued an opinion recommending against conditional approval of the MAA.  The Company has submitted a request for re-examination of the CHMP opinion, and expects a final opinion on the re-examination to be issued in the second quarter of 2012.

Mundipharma Arrangement

In May 2011, the Company entered into a strategic collaboration agreement with Mundipharma.  Under the Collaboration Agreement, the Company received an upfront payment of $50.0 million upon execution of the agreement and may receive potential regulatory milestone payments of up to $21.5 million and commercial progress- and sales-dependent milestone payments of up to $289.0 million.  The primary objectives of the arrangement are to pursue regulatory approval and commercialization of FOLOTYN for the treatment of patients with relapsed or refractory PTCL outside the United States and Canada, and to develop, seek regulatory approvals and commercialize FOLOTYN for other potential future indications.  Importantly, Section 1.94 of the Collaboration Agreement defines the “Lead Indication” as the treatment of “patients with relapsed or refractory PTCL, where ‘PTCL’ for this purpose is defined by the population included in the ‘PROPEL’ study (PDX-008) or any subset of such population.”

Under the Collaboration Agreement, the Company retains full commercialization rights for FOLOTYN in the United States and Canada, and Mundipharma is granted exclusive development and commercialization rights to FOLOTYN in all other countries in the world (the “Mundipharma Territories”).

Mundipharma is initially responsible for leading all regulatory activities in all countries in the Mundipharma Territories other than the European Union.  The Company is initially responsible for leading all regulatory activities in the European Union, including with respect to the pending MAA, until the earlier of (i) [*], (ii) [*], or (iii) [*].  Thereafter, Mundipharma is responsible for leading all regulatory activities in all countries throughout the Mundipharma Territories, including the European Union.  To date, Mundipharma has submitted applications seeking regulatory approval of FOLOTYN for the Lead Indication in Australia, South Korea and Switzerland and may submit additional applications in Japan and other countries.

[*] CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

*FOIA Confidential Treatment Request*

Confidential Treatment Requested by Allos

Therapeutics, Inc. in connection with Annual

Report on Form 10-K for the Fiscal Year Ended

December 31, 2010 and Quarterly Report on Form 10-Q for the Fiscal

Quarter Ended September 30, 2011

(File No. 000-28298)

ALTH-0004

The parties have also agreed to support the continued development of FOLOTYN according to a mutually agreed-upon development plan, as updated by the parties from time to time (the “Development Plan”).  The initial Development Plan is described in Section 4.2 of the Collaboration Agreement and is set forth in a separate side letter entered into between the parties on the same date as the Collaboration Agreement.  The studies comprising the initial Development Plan are listed in Exhibit 1 to the side letter and include the following:

•                  the FDA Post-Approval Studies (PDX-016, PDX-017, PDX-018, PDX-019 and P3-CTCL), which are described above and for which the Company is assigned operational responsibility;

•                  the EMA Pediatric Studies (PDX-021, PDX-RR and PDX-IT), which are described above and for which Mundipharma is assigned operational responsibility; and

•                  certain medical affairs, non-clinical and clinical studies that were being conducted by the Company as of the effective date and that are excluded from the definition of Joint Development Costs (i.e., for which Mundipharma is not required to pay its 40% share) (the “Allos Studies”).

Mundipharma is initially responsible for forty percent of the joint development costs, which increases to fifty percent (a) in the calendar quarter after the parties receives conditional approval to market FOLOTYN for relapsed or refractory PTCL in the European Union pursuant to the currently pending MAA, which approval must be received no later than [December 31, 2012] (a “Conditional Approval”), or (b) if such Conditional Approval is not obtained, the later of (i) the calendar quarter of the first approval of FOLOTYN in the European Union for relapsed or refractory PTCL (other than pursuant to a Conditional Approval) or first-line PTCL, and (ii) the first calendar quarter in which the development cost differential equals or exceeds $15 million.  The “development cost differential” is defined as the difference between (a) the cumulative amount of joint development costs actually incurred by Mundipharma under the Agreements using its initial forty percent share, and (b) the cumulative amount of joint development costs that Mundipharma would have incurred if it had been responsible for fifty percent of the joint development costs under the Agreement (rather than its initial forty percent share).  To the extent the development cost differential does not meet or exceed $15 million by December 31, 2019, and if Conditional Approval in the European Union has not been obtained, then the Company is required to pay Mundipharma the difference between $15 million and the amount of the development cost differential as of December 31, 2019.  The Company refers to this contingent payment obligation as the “DCD Payment Contingency.”  It is important to note that the amount of the DCD Payment Contingency is reduced over time by the amount of the development cost differential as the joint development costs are incurred.  For example, for every $100,000 of joint development costs, the DCD Payment Contingency is reduced by $10,000, or 10%.

In connection with the Collaboration Agreement, the Company also entered into a separate supply agreement (the “Supply Agreement”) with Mundipharma Medical Company, an affiliate of Mundipharma, pursuant to which the Company has agreed to supply FOLOTYN for use in clinical trials for which Mundipharma bears operational responsibility under the Development Plan (e.g., the EMA Pediatric Studies) and to support Mundipharma’s commercial requirements.

1.                                      Please expand your explanation as to why you believe the clinical trial supply obligations under the Supply Agreement are deemed a contingent deliverable. Include in your response information similar to the discussion provided to us in our telephone conversations on March 8 and 9, 2012.  In your response, compare and contrast this deliverable you deem contingent to the clinical trial supply obligations within the research and development services deliverable related to jointly agreed-upon clinical development activities through approximately 2022 that you do not deem contingent, as represented to us on the telephone.

[*] CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

*FOIA Confidential Treatment Request*

Confidential Treatment Requested by Allos

Therapeutics, Inc. in connection with Annual

Report on Form 10-K for the Fiscal Year Ended

December 31, 2010 and Quarterly Report on Form 10-Q for the Fiscal

Quarter Ended September 30, 2011

(File No. 000-28298)

ALTH-0005

In response to the Staff’s comment, the Company respectfully submits that the clinical trial supply obligations under the Supply Agreement were deemed to be contingent deliverables at the inception of the arrangement and through the date hereof for the following reasons:

•                  There were no binding forecasts or purchase orders pending for clinical trial supplies upon inception of the arrangement, and no such binding forecasts or purchase orders have been placed from inception through the date hereof.

•                  Under the Supply Agreement, the Company has agreed to supply FOLOTYN for use in clinical trials for which Mundipharma bears operational responsibility under the Development Plan and to support Mundipharma’s commercial requirements.  Under the initial Development Plan, Mundipharma is only assigned operational responsibility for the EMA Pediatric Studies.  The parties have agreed to defer the initiation of PDX-021 until at least the completion of the EMA’s review of the MAA.  In addition, the parties may reevaluate the timing and design of this study in the event the MAA is not approved.  The final design (including study objectives, number of patients, inclusion and exclusion criteria, study duration, dosage and treatment regimens, stopping rules, primary and secondary endpoints, statistical analysis plans, and study initiation and completion dates) and implementation of the other EMA Pediatric Studies (PDX-RR and PDX-IT) are contingent on the completion of other preclinical and clinical studies, as well as approval by the appropriate regulatory authorities in each country and institutional review board or ethics committee in each investigative site in which such trials may be conducted.  As a result, the timing and amount of clinical supplies, if any, that may be purchased by Mundipharma under the Supply Agreement was subject to significant uncertainty at the inception of the arrangement and remains subject to significant uncertainty through the date hereof.

•                  Pursuant to Section 4.4 of the Collaboration Agreement, Mundipharma has the right, but not the obligation, to conduct additional clinical studies other than the EMA Pediatric Studies described above.  To the extent Mundipharma conducts such additional studies, Mundipharma may (but is not required to) purchase clinical trial supplies from the Company under the Supply Agreement.  As of the inception of the arrangement and through the date hereof, Mundipharma has not proposed any such additional studies.

•                  Under the Collaboration Agreement, Mundipharma is granted a manufacturing license that allows Mundipharma or its affiliates to manufacture FOLOTYN itself or engage third party manufacturers to meet their clinical supply requirements, if any.  In addition, there are no contractual penalties or changes to the contractual consideration should Mundipharma not order clinical supply from the Company in the future or should the Company not be able to fulfill an order if and when such an order occurs.

This is in contrast to the Company’s research and development services deliverable related to jointly agreed-upon clinical development activities, which includes the supply of clinical trial materials for the FDA Post-Approval Studies.  The Company provides the supplies for these studies directly to the investigative sites, and no supplies are purchased or sold for these studies under the Supply Agreement.  In addition, the Company maintains sole responsibility for the supply logistics and regulatory responsibilities for these clinical trial supplies.  Unlike the EMA Pediatric Studies, which the parties have agreed to defer until at least the completion of the EMA’s review of the MAA or which are contingent on the completion of other preclinical and clinical studies, the FDA Post-Approval Studies are specifically required by the FDA and were either ongoing or planned as of the inception of the arrangement.  As a result, the cost of these supplies for the FDA Post-Approval Studies are non-contingent and properly included within the research and development services deliverable.

[*] CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

*FOIA Confidential Treatment Request*

Confidential Treatment Requested by Allos

Therapeutics, Inc. in connection with Annual

Report on Form 10-K for the Fiscal Year Ended

December 31, 2010 and Quarterly Report on Form 10-Q for the Fiscal Quarter Ended September 30, 2011

(File No. 000-28298)

ALTH-0006

2.             Please tell us why you included the $15 million cost differential as part of the [*] arrangement consideration. In your analysis, please tell us why, under ASC 605-25-30-1b, the $15 million cost differential does not represent a performance bonus which would be excluded from the arrangement consideration.

In response to the Staff’s comment, the Company notes that it originally accounted for [*] of total arrangement consideration, consisting of the $50 million upfront license fee and [*] of expected payments from Mundipharma for joint development costs related to the required FDA Post-Approval Studies. Both the upfront license fee and any joint development payments received from Mundipharma are non-refundable according to Sections 7.1 and 7.2(c), respectively, of the Collaboration Agreement, including upon a termination of the agreement.

In response to the Staff’s comment, the Company considered whether the DCD Payment Contingency related to the development cost differential represents a performance bonus that should be excluded from the arrangement consideration, the Company evaluated ASC 605-25-30-1, which states, “the amount of total arrangement consideration must be fixed or determinable other than with respect to the impact of either of the following: (a) any refund rights or other concessions to which the customer may be entitled or (b) performance bonuses to which the vendor may be entitled.”  The Company does not believe the DCD Payment Contingency is such a performance bonus because it is not a payment to which the Company may be entitled.  The Company is assuming performance at the minimum required levels pursuant to the contractual terms of the arrangement.  There is no payment to the Company for any performance above these minimum required levels that is included in the allocated consideration.

However, upon further consideration, the Company has determined that the DCD Payment Contingency is a refund right to which Mundipharma may be entitled based upon contingencies that are not entirely within the Company’s control (e.g., the timing of research and development expenditures), and therefore the Company believes the maximum amount of the potential DCD Payment Contingency, or $15 million, should be excluded from the allocable arrangement consideration until the contingency is relieved.  The Company will record the amount of DCD Payment Contingency in other long-term liabilities.

The Company plans to reflect this change to its accounting for the Mundipharma arrangement as a restatement of its financial results for the three month periods ended June 30, 2011 and September 30, 2011, which will be included in the quarterly financial information in the Company’s Annual Report on Form 10-K for the year ended December 31, 2011.  This quarterly financial information will be noted as being restated with appropriate disclosure.  The Company will also file the appropriate Current Report on Form 8-K within the required timeline to disclose that the aforementioned quarterly results will be restated.

The impact of the restatement on the Company’s statement of operations for the three and six month periods ended June 30, 2011 is summarized below (dollars in thousands, except per share amounts):

	For the Three Months Ended		For the Six Months Ended
	June 30, 2011		June 30, 2011
	As Originally Reported	As Restated	As Originally Reported	As Restated
License and other revenue	$28,127	$23,482	$28,127	$23,482
Net income (loss)	$2,160	$(2,485)	$(13,043)	$(17,688)
Net income (loss) per common share:
Basic and diluted	$0.02	$(0.02)	$(0.12)	$(0.17)

[*] CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

*FOIA Confidential Treatment Request*

Confidential Treatment Requested by Allos

Therapeutics, Inc. in connection with Annual

Report on Form 10-K for the Fiscal Year Ended

December 31, 2010 and Quarterly Report on Form 10-Q for the Fiscal Quarter Ended September 30, 2011

(File No. 000-28298)

ALTH-0007

The impact of the restatement on the Company’s statement of operations for the three and nine month periods ended September 30, 2011 is summarized below (dollars in thousands, except per share amounts):

	For the Three Months Ended		For the Nine Months Ended
	September 30, 2011		September 30, 2011
	As Originally Reported	As Restated	As Originally Reported	As Restated
License and other revenue	$980	$841	$29,107	$24,323
Net income (loss)	$(11,248)	$(11,387)	$(24,291)	$(29,075)
Net income (loss) per common share:
Basic and diluted	$(0.11)	$(0.11)	$(0.23)	$(0.28)

The impact of the restatement on the Company’s balance sheets as of June 30, 2011 and September 30, 2011 is summarized below (dollars in thousands, except per share amounts):

	As of		As of
	June 30, 2011		September 30, 2011
	As Originally Reported	As Restated	As Originally Reported	As Restated
Deferred revenue	$6,079	$4,494	$6,084	$4,290
Long-term deferred revenue	$15,949	$—	$15,258	$—
Long-term deferred revenue and other liabilities	$—	$22,179	$—	$21,836

The restatement had no effect on total net cash flows from operating, investing or financing activities in any period.

3.             Please expand your explanation as to why the steering committees are not a deliverable as discussed on March 8th. You also indicated that, if the steering committees were assumed to be a deliverable, the effect of this accounting would not be material. Please provide us your analysis supporting this conclusion.

On the March 8, 2012, call, the Staff requested that the Company reevaluate its position based on a December 2007 speech by Mark Barrysmith before the 2007 AICPA National Conference (the “Staff Speech”).  The Company has considered whether its participation on the joint committees is a deliverable based on the criteria set forth in the Staff Speech and the specific facts and circumstances of the Mundipharma arrangement, and respectfully submits that such participation is not a deliverable.

Below is the Company’s analysis of the evaluation process outlined in the Staff Speech and how it applies to the Company’s participation on the joint committees.  For the Staff’s convenience, the Company has included the relevant portions of the Staff Speech in italics below:

“In evaluating a collaborative arrangement, we generally start by identifying the vendor’s rights and obligations under the arrangement. What we often find is that when a vendor is obligated to participate on the joint steering committee, they’re obligated because they bring unique skills or know-how that will help the companies reach their collaboration goals. On the other hand, participation on the joint steering committee may be optional to the vendor. In these cases, participation may be viewed as a right from the vendor’s perspective and a vendor may choose to participate, in light of the fact that their participation has no bearing on the arrangement fee, because they perceive participation as a means to govern or protect their interest.”

Based on the foregoing, when evaluating whether participation on joint committees represents a deliverable of the arrangement, the Company understands the Staff is primarily focused on whether participation has been characterized as a right or an obligation in the contract and whether the Company brings unique skills or

[*] CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

*FOIA Confidential Treatment Request*

Confidential Treatment Requested by Allos

Therapeutics, Inc. in connection with Annual

Report on Form 10-K for the Fiscal Year Ended

December 31, 2010 and Quarterly Report on Form 10-Q for the Fiscal Quarter Ended September 30, 2011

(File No. 000-28298)

ALTH-0008

expertise to the committees (i.e., participation was a substantive bargained-for element of the arrangement between the parties).

As a preliminary matter, it is important to note that the primary goals of the Mundipharma arrangement are to pursue regulatory approval and commercialization of FOLOTYN for the treatment of patients with relapsed or refractory PTCL in the Mundipharma Territories, and to develop, seek regulatory approvals and commercialize FOLOTYN for other potential future indications.  This is in contrast to other types of arrangements that are focused on early-stage research or developmental work, where the licensor may be providing substantial and unique technical expertise and know-how related to the drug candidate.  Because the Company does not have ex-US operations and has never obtained any regulatory approvals or commercialized any drugs outside the United States, the Company entered into the arrangement primarily to obtain the benefit of Mundipharma’s substantial regulatory and commercial experience outside the United States.  Accordingly, under the Collaboration Agreement, the Company retains full commercialization rights for FOLOTYN in the United States and Canada, with Mundipharma having exclusive rights to commercialize FOLOTYN in the Mundipharma Territories.  Mundipharma is a fully-integrated pharmaceutical company that has successfully developed, obtained regulatory approvals and commercialized oncology products in Europe and other countries in the Mundipharma Territories, and it has substantially greater financial resources, a larger research and development staff, and more extensive sales, marketing and manufacturing organizations than the Company.  As a result, Mundipharma has demonstrated the ability and possesses the skills and expertise necessary to achieve the goals of the collaboration independent of the Company’s participation on the committees.

While there are certain contractual obligations that concern the joint committees (e.g. obligations for the parties to establish the committees, for the committees to meet at least once per quarter during the term, for the committee chair to prepare and circulate draft minutes of committee meetings), there are no explicit obligations that require the Company’s representatives to attend the committee meetings, and there are no contractual penalties tied to the Company’s failure to participate.  Even if the Company assumes, for the sake of argument, that its failure to participate on the committees would constitute a breach of the agreement, then Mundipharma would only have the right to terminate the agreement if such breach were both material and not cured during the applicable cure period (see Section 12.2).  The contractual consequences of such a termination are set forth in Section 12.6(a) and are not punitive to the Company — all licenses granted to Mundipharma terminate throughout the Licensed Territory and Mundipharma is required to transfer to the Company all regulatory materials, approvals and related data for the Mundipharma territories and provide certain transition assistance to the Company.  This is contrast to the consequences if Mundipharma terminates on account of the termination of the PDX License Agreement (see section 12.6(b)) or the Company’s failure to pay its share of joint development costs (see section 12.6(c)), which are clearly punitive to the Company — the Company is required to transfer certain rights and licenses under the agreement to Mundipharma and provide certain transition assistance, and Mundipharma assumes all of the Company’s rights and obligations under the PDX License Agreement.  Of note, in neither case is the Company required to refund to Mundipharma any portion of the $50 million upfront license fee or any joint development payments received from Mundipharma.  The Company believes that Mundipharma’s failure to negotiate a specific contractual remedy for the Company’s lack of participation on the committees demonstrates that the Company’s participation was not a substantive bargained-for element of the arrangement by Mundipharma.

The Company further submits that the activities being performed by the joint committees are primarily governance type activities that do not require the Company’s unique skills or expertise. Per the Staff’s request, Exhibit A hereto includes a description of the roles of each of the committees and whether such roles require any distinct action, unique skills or know-how from the Company.   Exhibit A demonstrates that the primary purpose of the committees is to enable the Company to protect its interests by reviewing, discussing and approving in certain instances Mundipharma’s activities in the Mundipharma territories, rather than to provide any unique skills or know-how to Mundipharma through its participation on the committees.  The Company also

[*] CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

*FOIA Confidential Treatment Request*

Confidential Treatment Requested by Allos

Therapeutics, Inc. in connection with Annual

Report on Form 10-K for the Fiscal Year Ended

December 31, 2010 and Quarterly Report on Form 10-Q for the Fiscal Quarter Ended September 30, 2011

(File No. 000-28298)

ALTH-0009

notes that the provisions regarding the formation, roles, membership, meetings and decision making for the committees are contained in a section of the agreement titled “Governance,” and that the only criteria for appointment as a representative on a particular committee is that the person has sufficient seniority within the applicable party to make decisions with the scope of the committee’s responsibilities.  The agreement also provides a mechanism for decisions to be made if the parties fail to participate or agree on matters delegated to the committees.  In particular, Section 13.2 of the agreement generally provides that each party has final decision making authority with respect to the development and commercialization of the product in their respective territories.  If no deciding party is specified in Section 13.2, then either party may submit the matter to binding arbitration pursuant to Section 13.1.

Finally, Section 7.1 of the agreement specifically states that the $50 million upfront fee was in partial consideration of “Allos investment in Development of the Product in the Field prior to the Effective Date, Allos’ provision to Mundipharma of access to regulatory filings and clinical data generated by Allos with respect to the Product in the Field, and Allos’ grant of an exclusive license to Mundipharma under the Allos Technology.”  It does not reference the Company’s participation on the committees, and none of the regulatory or commercial milestone payments payable under Section 7.3 of the agreement or any royalties payable under Section 7.4 of the agreement are conditioned on the Company’s participation on the committees.  This further supports the Company’s view that its participation on the committees was not a bargained-for element of the arrangement between the parties.

In summary, the Company believes the primary purpose of its participation on the committees is to govern or protect its interests, rather than to provide unique skills or know-how to Mundipharma.  If Mundipharma required the Company’s participation on the committees to obtain any unique skills or know-how, it would have made the Company’s participation an explicit obligation and negotiated specific responsibilities, as was done in other portions of the agreements such as the Company’s performance of regulatory services related to the MAA or performance of research and development services related to the joint studies.  In addition, the lack of any contractual penalties or adjustments to the arrangement consideration for the Company’s failure to participate further supports the Company’s position that such participation should not be viewed as a deliverable.

“In recognizing that the term “deliverable” is not defined in accounting literature, we understand that some have considered a deliverable to be an item that 1) is explicitly referred to as an obligation of the vendor in a contractual arrangement, 2) requires a distinct action by the vendor, 3) if not completed by the vendor would result in a significant contractual penalty, or 4) if included or excluded from the arrangement would cause the arrangement fee to vary by more than an insignificant amount. We agree that these criteria are a helpful starting point and if you consider them in conjunction with my earlier presumptive statement and the discussion of inconsequential or perfunctory deliverables in SAB 104, we believe you’ll find a general principle to follow.”

As discussed on the March 7, 8 and 9 2012 calls with the Staff, and in the Company’s prior written responses, the Company explicitly considered these four criteria in evaluating whether its participation on the committees was a deliverable:

•                  Is participation on the Joint Committees explicitly referred to as an obligation of the Company in the contractual arrangement?  As discussed above, the Company’s participation on the committees is not explicitly referred to as an obligation of the Company in the contractual arrangement.

•                  Does participation on the Joint Committees require a distinct action by the Company?  Exhibit A hereto includes a description of the roles of each of the committees and whether such role requires any distinct action, unique skills or know-how from the Company.  The only substantive obligations requiring distinct action by the Company are either related to the FDA Post-Approval Studies or are contingent on approval of FOLOTYN for marketing in the Mundipharma Territories.  All other participation on the

[*] CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

*FOIA Confidential Treatment Request*

Confidential Treatment Requested by Allos

Therapeutics, Inc. in connection with Annual

Report on Form 10-K for the Fiscal Year Ended

December 31, 2010 and Quarterly Report on Form 10-Q for the Fiscal Quarter Ended September 30, 2011

(File No. 000-28298)

ALTH-0010

committees by the Company’s employees is to protect the Company’s rights by monitoring Mundipharma’s obligations and performance under the agreements.

•                  Would non-participation by Allos on the Joint Committees result in a significant contractual penalty?  As discussed above, there are no contractual penalties or adjustments to the arrangement consideration for the Company’s failure to participate on the committees.

•                  If participation by Allos on the Joint Committee was excluded from the arrangement, would it cause the arrangement fee to vary by more than an insignificant amount?  As discussed above, none of the $50 million upfront fee was paid in consideration of the Company’s participation on the committees, and none of the payments for research and development services, milestone payments or royalties are conditioned on such participation nor are they subject to refund for any future failure to participate in the committees.  The Company is not providing any unique skills or experience through its participation on the committees, there are no contractual penalties or remedies tied to the Company’s non-performance.  As a result, the Company would not have expected the arrangement consideration to differ materially if the Company’s participation on the committees was excluded from the arrangement.

Therefore, based on the Company’s evaluation of the Staff Speech and the specific facts and circumstances of the Mundipharma arrangement, the Company continues to believe that its participation on the committees should not be viewed as a deliverable.

However, for purposes of this response, the Company also considered the Staff’s alternative view that participation on the joint committees may be considered a deliverable and estimated the impact on the Company’s accounting if it had included such participation as a deliverable.  The Company believes the impact would be immaterial.

As discussed with the Staff on March 7, 8 and 9, 2012, the Company believes that participation on the committees would not have stand alone value because such participation primarily involves attendance at committee meetings by employees of the Company.  As a result, the Company would have recognized the revenue related to its participation on the committees as a combined unit of accounting with the research and development services deliverable as the timeframe in which these services would be provided most closely aligns with the timeframe of the Company’s participation on the committees.

Nonetheless, to determine the maximum potential value of the participation of the Company’s employees on the committees, the Company completed an analysis valuing the Company’s participation as hypothetical consulting services. The Company assumed that 100% of the Company’s time spent participating on the committees was dedicated to providing value to Mundipharma rather than protecting the Company’s interests as a “worst case scenario” for purposes of valuation.  The Company then calculated the present value of the estimated selling price of the consulting services based on its estimate of the cost to engage external consultants with experience comparable to that possessed by the Company’s representatives to attend the various quarterly committee meetings.  Based on this methodology, the Company determined that the maximum potential value that could be assigned to the Company’s participation was approximately $410,000 over the estimated eleven year life of the agreement, or approximately 0.5% of the aggregate arrangement consideration.

If this maximum value was added to the allocation of arrangement consideration, the impact would be as follows:

[*] CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

*FOIA Confidential Treatment Request*

Confidential Treatment Requested by Allos

Therapeutics, Inc. in connection with Annual

Report on Form 10-K for the Fiscal Year Ended

December 31, 2010 and Quarterly Report on Form 10-Q for the Fiscal Quarter Ended September 30, 2011

(File No. 000-28298)

ALTH-00011

Committee	Rights or Obligations	Maximum Potential Value	Comments
Steering	All Rights	$110,000	All rights
Development	Rights and obligations	$105,000	All obligations are included in research and development services deliverable
Commercialization	Rights and obligations	$110,000	Obligations are contingent upon Mundipharma receiving regulatory approval in the Mundipharma Territories
Manufacturing	Rights and obligations	$85,000	Obligations are contingent upon Mundipharma receiving regulatory approval in the Mundipharma Territories
		$410,000

The impact on the Company’s results based on this maximum allocation of potential value from its participation in the joint committees is not material ($129,000, or 0.2% decrease to total revenue in 2011; 0.4% increase in net loss; and no impact to basic and diluted EPS), nor would it become material as value attributable to the joint committees would be recognized over the same period as the research and development services.

While the foregoing discussion has evaluated the potential impacts of allocating the maximum consideration attributable to the Company’s participation on the committees, substantially all of the activities of the joint commercialization committee and the joint manufacturing committee are contingent on future regulatory approvals.  In addition, any deliverable to Mundipharma would also reasonably require an allocation of this amount to assess what portion would actually represent incremental time incurred providing value to Mundipharma rather than acting in a governance function to protect the Company’s interests under the arrangement.  Based on the intent of the arrangement, the Company’s expectations, the Company’s rights outlined in Exhibit A and the Company’s actual experience to date, the Company believes that any incremental time incurred providing value to Mundipharma would represent a very small portion, if any, of the time spent on the committees over the course of the arrangement.  As such, the Company believes any actual allocation of value to the joint committees would be even less material than the worst case potential impact outlined above.

* * *

[*] CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

*FOIA Confidential Treatment Request*

Confidential Treatment Requested by Allos

Therapeutics, Inc. in connection with Annual

Report on Form 10-K for the Fiscal Year Ended

December 31, 2010 and Quarterly Report on Form 10-Q for the Fiscal Quarter Ended September 30, 2011

(File No. 000-28298)

ALTH-00012

In addition, the Company further acknowledges that:

•      the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•      Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•      the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (303) 426-6262 with any questions or further comments regarding our responses to the Staff’s comments.

Very truly yours,

/s/ David C. Clark

David C. Clark
Vice President, Finance

cc.	Marc H. Graboyes, Esq. (Allos Therapeutics, Inc.)
James Wilson (Ernst & Young, LLP)
Brent D. Fassett, Esq. (Cooley LLP)

[*] CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

*FOIA Confidential Treatment Request*

Confidential Treatment Requested by Allos

Therapeutics, Inc. in connection with Annual

Report on Form 10-K for the Fiscal Year Ended

December 31, 2010 and Quarterly Report on Form 10-Q for

the Fiscal Quarter Ended September 30, 2011

(File No. 000-28298)

ALTH-00013

Exhibit A:  Summary of Committee Roles

Contract Section	Discussion

Section 3.1 — Joint Steering Committee

(i) to review, discuss and approve the overall strategy for the Development and Drug Approval of the Product in the Field in the Licensed Territory;

This section provides the Company the opportunity to review, discuss and approve the overall strategy for the Development and Drug Approval of FOLOTYN in the Mundipharma Territories, for which Mundipharma is responsible, but does not require any distinct action, unique skills or know-how from the Company.

(ii)           to review and discuss the overall performance of the Parties pursuant to this Agreement and to compare such performance to the objectives outlined in the Development Plan and to the diligence obligations set forth in Section 4.6;

The section provides a forum to review and discuss the parties’ respective performance under the agreement, but does not require any distinct action, unique skills or know-how from the Company; this is a mutual obligation intended to protect each party’s interests.

(iii) to review, discuss and approve any amendments to the Development Plan proposed by the JDC (including the Regulatory Plan to be added to the Development Plan after the Effective Date);

The Company has valued its research and development services as a separate deliverables under the arrangement. Therefore, all of the Company’s activities related to the development of FOLOTYN are contemplated and accounted for within the research and development deliverable, and this section does not require any distinct action, unique skills or know-how beyond those being provided through such research and development services.

(iv) to review and discuss the Commercialization Plan and any amendments to the Commercialization Plan proposed by the JCC;

As described in Section 6.2(a), the “Commercialization Plan” is a detailed plan prepared by Mundipharma relating to its commercialization activities in the Mundipharma Territories. This section provides the Company the opportunity to review and discuss the Commercialization Plan, but does not require any distinct action, unique skills or know-how from the Company.

(v) to review and discuss overall strategy for Pricing Approval and Reimbursement Approval of the Product in the Field in the Licensed Territory;

Pursuant to Sections 6.4 and 6.5, Mundipharma is solely responsible for obtaining and maintaining Pricing Approvals and Reimbursement Approvals in the Mundipharma Territories. This section provides the Company the opportunity to review and discuss Mundipharma’s strategy, but does not require any distinct action, unique skills or know-how from the Company.

(vi) to discuss the Parties’ activities with respect to the Product in the Field in the Licensed Territory in conjunction with Allos’ and its	The section provides a forum to discuss the parties’ respective activities, but does not require any distinct action, unique skills or know-how from the Company; this

[*] CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

*FOIA Confidential Treatment Request*

Confidential Treatment Requested by Allos

Therapeutics, Inc. in connection with Annual

Report on Form 10-K for the Fiscal Year Ended

December 31, 2010 and Quarterly Report on Form 10-Q for

 the Fiscal Quarter Ended September 30, 2011

(File No. 000-28298)

ALTH-00014

Contract Section	Discussion
licensees’ activities with respect to the Product in the Field in the Allos Territory;	is a mutual obligation intended to protect each party’s interests

(vii) to review any [*];	[*]

(viii)        to direct and oversee the JDC, JCC, JMC and any other operating committee (the “Other Committees”) established by the JSC, on all significant issues that fall within the purview of such committees;

This section affirms the JSC’s governance role in directing the other committees, but does not require any distinct action, unique skills or know-how from the Company.

(ix) to appoint Other Committees, consisting of equal numbers of appropriately qualified members appointed by each Party, from time to time as it deems fit;	This section provides a governance mechanism to create additional committees, but does not require any distinct action, unique skills or know-how from the Company.

(x) to attempt to resolve, in a timely manner, issues presented to it by, and disputes within, the JDC, JCC, JMC and Other Committees; and

This section affirms the JSC’s governance role in resolving disputes referred by the other committees, but does not require any distinct action, unique skills or know-how from the Company. In addition, Sections 13.1 and 13.2 contain dispute resolution and decision-making provisions in the event the JSC is unable to resolve any such disputes.

(xi) to perform such other functions as appropriate to further the purposes of this Agreement, as expressly set forth in this Agreement or as mutually determined by the Parties in writing.

This section does not require any distinct action, unique skills or know-how from the Company, except as otherwise set forth in the agreement or mutually determined by the parties in writing after the date of the agreement.

Section 3.2 — Joint Development Committee

(i) to oversee the Development of the Product in the Field;

The Company has valued its research and development services as a separate deliverable under the arrangement. Therefore, all of the Company’s activities related to the development of FOLOTYN are contemplated and accounted for within the research and development

[*] CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

*FOIA Confidential Treatment Request*

Confidential Treatment Requested by Allos

Therapeutics, Inc. in connection with Annual

Report on Form 10-K for the Fiscal Year Ended

December 31, 2010 and Quarterly Report on Form 10-Q for

the Fiscal Quarter Ended September 30, 2011

(File No. 000-28298)

ALTH-00015

Contract Section		Discussion
deliverable, and this section does not require any distinct actions, unique skills or know-how from the Company beyond those being provided through such research and development services.

(ii)

to prepare amendments to the Development Plan, including the budget for each Development activity and the design of each clinical trial or other study included or proposed to be included in the Development Plan, for review and approval by the JSC, the first amendment of which shall be to add a Regulatory Plan created by the JDC;

As stated above, all of the Company’s activities related to the development of FOLOTYN are contemplated and accounted for within the research and development deliverable, and this section does not require any distinct actions, unique skills or know-how from the Company beyond those being provided through such research and development services.

(iii)	to agree on the requirements for Drug Approval in the Licensed Territory;

The Company has valued its regulatory services related to the MAA in Europe as a separate deliverable under the arrangement, and Mundipharma is responsible for leading all regulatory activities in all other countries in the Mundipharma Territories. Therefore, all of the Company’s regulatory activities related to the MAA are contemplated and accounted for within the regulatory services deliverable, and this section does not require any distinct actions, unique skills or know-how from the Company beyond those being provided through such regulatory services.

(iv)

to establish general guidelines for Investigator-Sponsored Studies with respect to a Product in the Field which, if complied with by a particular ISS, will allow a Party to authorize or facilitate such ISS on prior notice to the JDC but without the need for obtaining the other Party’s approval;

This section provides a governance mechanism to establish guidelines for ISS studies that may be authorized by one party without the other party’s approval; this is a mutual obligation intended to protect each party’s interests

(v)	to review any disputes between the Parties regarding a potential Material Impact of an ISS that does not comply with the general guidelines established by the JDC;	This section provides a governance mechanism to resolve disputes between the parties relating to ISSs; this is a mutual obligation intended to protect each party’s interests

(vi)	to review, discuss and coordinate the Parties’ scientific presentation and publication strategy relating to Products in the Field;

The section provides a forum for the parties to coordinate their scientific presentations and publications relating to FOLOTYN, but does not require either party to specifically prepare or conduct such presentations or publications.

(vii)	to discuss Development activities in the Field between the Licensed Territory and the Allos Territory;	As stated above, all of the Company’s activities related to the development of FOLOTYN are contemplated and accounted for within the research and development

[*] CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

*FOIA Confidential Treatment Request*

Confidential Treatment Requested by Allos

Therapeutics, Inc. in connection with Annual

Report on Form 10-K for the Fiscal Year Ended

December 31, 2010 and Quarterly Report on Form 10-Q for

the Fiscal Quarter Ended September 30, 2011

(File No. 000-28298)

ALTH-00016

Contract Section		Discussion
deliverable, and this section does not require any distinct actions, unique skills or know-how from the Company beyond those being provided through such research and development services.

(viii)	to facilitate the flow of Information between the Parties with respect to the Development of, and obtaining Drug Approval for, Products in the Field; and	This section provides a forum for the exchange of information, but does require any distinct actions, unique skills or know-how from the Company.

(ix)	to perform such other functions as may be appropriate to further the purposes of this Agreement, with respect to the Development of the Product in the Field, as directed by the JSC.

This section does not require any distinct action, unique skills or know-how from the Company, except as otherwise set forth in the agreement or mutually determined by the parties in writing after the date of the agreement.

Section 3.3 — Joint Commercialization Committee

(i)	to discuss the Parties’ respective Commercialization activities in and as between the Licensed Territory and the Allos Territory;

This section provides a forum to discuss the parties’ respective commercialization activities; however, the commercialization of FOLOTYN in the Mundipharma Territories was and remains subject to obtaining the necessary regulatory approvals.

(ii)

to review and comment upon the Commercialization Plan submitted by Mundipharma, as well as any amendments thereto submitted by Mundipharma, and to submit such Commercialization Plan or amendment thereto to the JSC for review and discussion;

As described in Section 6.2(a), the “Commercialization Plan” is a detailed plan prepared by Mundipharma relating to its commercialization activities in the Mundipharma Territories. This section provides the Company the opportunity to “review and comment” on the Commercialization Plan, but does not require any distinct action, unique skills or know-how from the Company.

(iii)	to oversee implementation of the Commercialization Plan;

This section provides the Company the opportunity to oversee the implementation of the Commercialization Plan in the Mundipharma Territories, but does not require any distinct action, unique skills or know-how from the Company.

(iv)	to review and discuss overall strategy for Pricing Approval and Reimbursement Approval of the Product in the Field in the Licensed Territory;

Pursuant to Sections 6.4 and 6.5, Mundipharma is solely responsible for obtaining and maintaining Pricing Approvals and Reimbursement Approvals in the Mundipharma Territories. This section provides the Company the opportunity to review and discuss Mundipharma’s strategy, but does not require any distinct action, unique skills or know-how from the Company.

(v)	to review, discuss and coordinate the Parties’	The section provides a forum for the parties to coordinate

[*] CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

*FOIA Confidential Treatment Request*

Confidential Treatment Requested by Allos

Therapeutics, Inc. in connection with Annual

Report on Form 10-K for the Fiscal Year Ended

December 31, 2010 and Quarterly Report on Form 10-Q for

the Fiscal Quarter Ended September 30, 2011

(File No. 000-28298)

ALTH-00017

Contract Section		Discussion
	attendance, Product messaging and presentations (including “poster-board” presentations and industry booths) at international seminars and conferences at which the Product is being discussed; and	their respective activities relating to international seminars and conferences, but does not require either party to specifically prepare any materials or attend any such seminars or conferences.

(vi)	to perform such other functions as appropriate to further the purposes of this Agreement with respect to the Commercialization of the Product, as directed by the JSC.

This section does not require any distinct action, unique skills or know-how from the Company, except as otherwise set forth in the agreement or mutually determined by the parties in writing after the date of the agreement.

Section 3.4 — Joint Manufacturing Committee

(i)	coordinate forecasting, ordering and other supply-related logistics;	This role is contingent on Mundipharma placing binding forecasts or purchase orders for either clinical or commercial supplies following receipt of the necessary regulatory approvals.

(ii)	discuss supply-related issues, including shortfalls and quality issues;	This role is contingent on Mundipharma placing binding forecasts or purchase orders for either clinical or commercial supplies following receipt of the necessary regulatory approvals.

(iii)

no later than six months prior to the First Commercial Sale in any country in the Licensed Territory, devise, agree upon and begin implementing a strategy for requirements of safety supplies of necessary Raw Materials and/or other materials to be utilized in the manufacture of Bulk Product, which strategy will be reviewed on an annual basis;

This role is contingent on Mundipharma placing binding forecasts or purchase orders for commercial supplies following receipt of the necessary regulatory approvals.

(iv)	discuss supply-related issues regarding other forms of drug substance or finished product (if any) being pursued jointly by Allos and MMCO or by MMCO independently;	This role is contingent on Mundipharma’s or the parties’ joint decision to purchase other forms of drug substance or finished product, which decision has not been made.

(v)	discuss and coordinate manufacturing-related complaints, recalls and any other supply related issues;	This role is contingent on Mundipharma placing binding forecasts or purchase orders for either clinical or commercial supplies following receipt of the necessary regulatory approvals.

(vi)	review and discuss proposals to engage, qualify and maintain Third Party Contractors;	This section provides a forum for the parties to discuss whether to engage, qualify or maintain a Third Party Contractor.

[*] CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

*FOIA Confidential Treatment Request*

Confidential Treatment Requested by Allos

Therapeutics, Inc. in connection with Annual

Report on Form 10-K for the Fiscal Year Ended

December 31, 2010 and Quarterly Report on Form 10-Q for

the Fiscal Quarter Ended September 30, 2011

(File No. 000-28298)

ALTH-00018

Contract Section		Discussion

(vii)	discuss the content and scope of any quality audit undertaken, or to be undertaken, by Allos as it relates to its Third Party manufacturers;

This section provides Mundipharma the opportunity to discuss any quality audits to be undertaken by the Company with respect to its Third Party Manufacturers, but does not require any distinct action or deliverable from the Company. These quality audits are already required to be conducted by the FDA and therefore no incremental action is required.

(viii)	review and agree on Allos’ budget amounts (including agreeing on the applicable FTE rates) for performing the technical assistance contemplated under Section 3.14;	This role is contingent on Mundipharma’s election to transfer the manufacturing process to a new Third Party Manufacture of drug substance or finished product, which election has not been made.

(ix)

discuss whether Allos can meet the combined MMCO and Allos requirements for Bulk Product (including by increasing batch sizes and/or capacity or through additional sources) when (A) MMCO’s rolling good faith forecast for required quantities of Bulk Product for the Licensed Territory together with Allos’ rolling good faith forecast for required quantities of Bulk Product for the Allos Territory equals or exceeds, in the aggregate, three batches (when converted to batch quantities and based on [*] then current batch size) for a four Calendar Quarter period, as contemplated under Section 3.3(c); or (B) MMCO’s rolling good faith forecast for required quantities of Bulk Product for the Licensed Territory together with Allos’ good faith rolling forecast for required quantities of Bulk Product for the Allos Territory equals or exceeds, in the aggregate, two batches (when converted to batch quantities and based on [*] then current batch size) for any Calendar Quarter, as contemplated under Section 3.3(c); and

This role is contingent on Mundipharma placing binding forecasts or purchase orders for either clinical or commercial supplies following receipt of the necessary regulatory approvals.

(x)	perform such other functions as may be appropriate to further the purposes of this Agreement, with respect to the manufacture of the Bulk Product or API, as directed by the JSC.

This section does not require any distinct action, unique skills or know-how from the Company, except as otherwise set forth in the agreement or mutually determined by the parties in writing after the date of the agreement.

[*] CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83